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                                                Filed by MasterCard Incorporated
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                        Subject Company: MasterCard Incorporated


                                                            MasterCard
News Release                                                  International
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                                                               [MASTERCARD LOGO]


Contacts:
Sharon Gamsin, MasterCard International, 914-249-5622


                  MASTERCARD FILES REGISTRATION STATEMENT WITH
                       SECURITIES AND EXCHANGE COMMISSION


          FILING DETAILS PLAN FOR SHARE CONVERSION AND INTEGRATION WITH
                              EUROPAY INTERNATIONAL


PURCHASE, NY, AUGUST 15, 2001 - MasterCard today filed with the Securities and Exchange Commission (SEC) a registration statement formally proposing the conversion of MasterCard International from a membership association to a private share corporation, to be known as MasterCard Incorporated. The registration statement details plans for the conversion and the integration of MasterCard International and its European alliance partner, Europay International, under MasterCard Incorporated.

The filing of the registration statement begins a process of formal review by the SEC. When that review is completed, MasterCard will seek a vote of its principal members for approval of the conversion. Upon completion of the transactions, MasterCard principal members and Europay shareholders will receive shares of MasterCard Incorporated and a revised membership interest in MasterCard International, which will continue as MasterCard Incorporated's key operating subsidiary. Closing of the transactions is subject to customary closing conditions, including receipt of all necessary regulatory approvals.

Robert W. Selander, MasterCard president and CEO, said the conversion to a private share corporation will have important long-range advantages by more closely aligning the interests of MasterCard with the interests of its members.

"We believe that converting to a stock company will give our principal members, who will become our stockholders, greater incentive to increase their business with MasterCard. As stockholders increase their contribution to MasterCard's volume and revenues, they can increase their shareholdings, so by supporting the MasterCard brand, they are supporting their investment," Mr. Selander said. Conversion will also create a more flexible structure, allowing MasterCard to respond more quickly to opportunities in today's rapidly changing global marketplace, he added.

Mr. Selander also said "Integration with Europay under a single management team and governance structure will make us a stronger organization, able to better serve all financial institutions, whether they operate in one country or in markets around the globe. It will bring together MasterCard's award-winning marketing expertise and strength in e-commerce and processing technology with Europay's particular strength in debit, chip and m-commerce."

MasterCard has had a long-standing alliance with Europay, which has exclusive licensing rights for MasterCard brands in the European region. MasterCard now owns a 12.25% share of Europay and a 15% interest in EPSS, Europay's processing subsidiary. The European members of MasterCard, who are also shareholders of Europay, presently control approximately 7% of MasterCard International's total votes. In addition, MasterCard and Europay each own 50% of Maestro, a leading online debit program.

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MasterCard International - Page 2
MasterCard Files Registration Statement With Securities And Exchange Commission August 15, 2001


About MasterCard

MasterCard International has a comprehensive portfolio of well-known, widely accepted payment brands including MasterCard, Cirrus and Maestro. More than 1.7 billion MasterCard, Cirrus and Maestro logos are present on credit, charge and debit cards in circulation today. An association comprised of more than 20,000 member financial institutions, MasterCard serves consumers and businesses, both large and small, in 210 countries and territories. MasterCard is a leader in quality and innovation, offering a wide range of payment solutions in the virtual and traditional worlds. MasterCard's award-winning Priceless advertising campaign is now seen in 80 countries and in more than 36 languages, giving the MasterCard brand a truly global reach and scope. With more than 21 million acceptance locations, no card is accepted in more places and by more merchants than the MasterCard Card. In 2000, gross dollar volume exceeded US$857 billion. MasterCard can be reached through its World Wide Web site at http://www.mastercard.com.

More detailed information pertaining to the proposed transactions will be set forth in appropriate filings that have been and will be made with the Securities and Exchange Commission, including the proxy statement-prospectus contained in the Registration Statement on Form S-4 of MasterCard Incorporated. We urge members to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Copies of any filings containing information about the proposed transactions can be obtained without charge at the SEC's Internet site (http://www.sec.gov).

This press release contains forward-looking information. Although MasterCard believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from the forward-looking information contained in this release include: MasterCard's ability to achieve its strategic objectives; whether the terms of the transactions will be approved by MasterCard members and Europay shareholders; MasterCard's ability to realize the contemplated benefits of the transactions; changing market conditions; and other matters. MasterCard disclaims any obligation to publicly update or revise any forward-looking information.

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